Exhibit 21.1

AdTheorent Holding Company, Inc. Subsidiaries

Subsidiaries	Jurisdiction of Organization
AdTheorent Holding Company, LLC	Delaware
GRNT Merger Sub 2 LLC	Delaware
AdTheorent Intermediate Holding Corporation	Delaware
AdTheorent Acquisition Corporation	Delaware
AdTheorent, Inc.	Delaware
AdTheorent Canada, Inc.	Nova Scotia
SymetryML Holdings, LLC	Delaware
SymetryML, Inc.	Delaware
SymetryML Canada Inc.	Nova Scotia